Issuer Free Writing Prospectus dated April 7, 2011
Filed Pursuant to Rule 433
Registration No. 333-165786
(Relating to Preliminary Prospectus Supplement dated April 6, 2011)
We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated May 6, 2010, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the registration statement and the Preliminary Prospectus may be obtained from Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, Telephone number: (800) 503-4611, Email: prospectus.cpdg@db.com. References herein to “we,” “us,” “our” and “Inhibitex” refer to Inhibitex, Inc.
The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Inhibitex, Inc. (NASDAQ: INHX)

Common stock offered by Inhibitex
11,463,415 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 1,719,512 additional shares of common stock to cover any over-allotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their over-allotment option.

Upon completion of this offering, we will have 73,902,630 shares of common stock outstanding based on the actual number of shares outstanding as of March 31, 2010, which was 62,439,215, and does not include, as of that date:

•	6,860,800 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2010 under our stock option plans, having a weighted-average exercise price of approximately $1.60 per share;

•	2,020,328 shares of common stock reserved for future issuance under our equity incentive plans as of March 31, 2010; and

•	12,868,100 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2010 at a weighted average exercise price of $1.14 per share with expiration dates ranging from May 12, 2011 to September 26, 2018.

Public offering price	$4.10 per share.

Net proceeds to Inhibitex	$44,000,000, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

Pricing date	April 7, 2011.

Closing date	April 12, 2011.

Dilution
Our net tangible book value as of December 31, 2010 was approximately $13.8 million, or $0.22 per share. Based on the public offering price of $4.10 per share, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $3.32 per share in the net tangible book value of common stock and as a result of the offering, the per share net tangible book value of common stock will increase by approximately $0.56.

Sole book-running manager	Deutsche Bank Securities Inc.

Co-managers	Canaccord Genuity Inc., as Lead Manager, and JMP Securities LLC, as Co-Manager.